EXHIBIT 99.1

MAG Announces Retirement of Michael Curlook

VANCOUVER, British Columbia, Jan. 16, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver” or “Company”) announces the retirement of Michael Curlook after twelve years of outstanding service to the Company.

Michael has been an integral part of MAG's Investor Relations team, playing a pivotal role in shaping the Company’s communications strategy and fostering strong relationships with investors and stakeholders. During his extensive tenure, Michael played a key role in transitioning the Company's messaging from its early-stage exploration focus through development milestones and into its current phase of operations. His ability to adapt communication strategies to align with MAG's growth trajectory has been instrumental in building trust and credibility with the market. Michael’s commitment, expertise, and passion have contributed significantly to MAG's success.

While Michael has recently been focused on his health and continues to respond well to ongoing therapy, he and MAG’s leadership team mutually agreed that stepping back would allow him to prioritize his recovery fully.

"Michael’s impact on MAG Silver cannot be overstated. His strategic insight, tireless advocacy for the Company, and dedication have left a lasting legacy. We wish Michael continued strength in his health journey and wish him all the very best in his retirement," said George Paspalas, President and CEO of MAG Silver.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

The annual information form of the Company dated March 27, 2024 and other documents filed by it from time to time with securities regulatory authorities describe in greater detail the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available under our profile on SEDAR+ at www.sedarplus.ca.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer

Phone: (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email: info@magsilver.com